[SHIP] VANGUARD
                                                                   P.O. BOX 2600
                                                     VALLEY FORGE, PA 19482-2600

                                                                    610-503-5693
                                                      Natalie_S_Bej@vanguard.com





October 24, 2007

Christian Sandoe, Esq.
Securities and Exchange Commission         VIA ELECTRONIC FILING
100 F Street, NE
Washington, D.C. 20549


Re:    Vanguard Montgomery Funds (the "Trust")
       File Nos. 811-22114 and 333-145624
       ----------------------------------------

Dear Mr. Sandoe,

     The following responds to your comments of September 19, 2007, to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), that was filed with the commission on August 22, 2007. Set forth below are the staff's comments and the Trust's responses. In this letter, Vanguard(R) Market Neutral Fund, the series of the Trust, is referred to as the "Fund."

PROSPECTUS
----------

FUND PROFILE - PRIMARY INVESTMENT STRATEGIES (PAGE 1)
-----------------------------------------------------

1. COMMENT: Please disclose approximately how much of the Fund's portfolio it is anticipated will be initially allocated to each investment adviser.

     RESPONSE: We have added disclosure to the "Investment Advisors" section of the prospectus to explain that it is currently anticipated that the assets of the Fund will be allocated approximately 50% to each of AXA Rosenberg Investment Management LLC ("AXA Rosenberg") and The Vanguard Group Inc. ("Vanguard").

2. COMMENT: Please disclose the types of securities the Fund will hold (e.g., common stock, bonds, etc.) In addition, please disclose any market capitalization strategy for equity holdings and any credit quality or maturity strategies for debt securities.

     RESPONSE: We have added disclosure on page 1 of the prospectus to specify that the Fund will hold equity securities. In addition, the disclosure on page 9 of the prospectus describes under "Security Selection" that each advisor selects and maintains a portfolio of common stocks for the Fund. It is not anticipated that the Fund will hold debt securities; therefore we do not intend to add disclosure of credit quality or maturity strategies. With respect to market capitalization strategy, the disclosure on pages 10-11 of the prospectus describes that AXA Rosenberg will invest primarily in the 500 largest capitalization US stocks, and that Vanguard seeks to invest in securities selected primarily from the Russell 1000 Index, which is made up of the stocks of large- and mid-capitalization US companies. Form N-1A does not specifically require that a market capitalization range be part of a fund's primary investment strategy disclosure, and we do not believe the requested disclosure is material in deciding whether to invest in the Fund.

Christian Sandoe, Esq.
Securities and Exchange Commission
October 24, 2007
Page 2


PERFORMANCE/RISK INFORMATION (PAGE 3)
-------------------------------------

3. COMMENT: As it appears that this section and the Financial Highlights section will reflect financial performance information for the Laudus Fund prior to the completion of the reorganization, please confirm that the Fund will not distribute this prospectus to any other prospective shareholders prior to the closing of the reorganization transaction.

     RESPONSE: Vanguard will follow the SEC's waiting period rules.


OTHER INVESTMENT POLICIES AND RISKS (PAGE 14)
---------------------------------------------

4. COMMENT: Please confirm that you expect that acquired fund fees and expenses (AFFE) will amount to less than one basis point or revise the fee table to reflect AFFE.

     RESPONSE: The Fund does not expect to indirectly incur fees and expenses as a result of its investment in other investment companies in its current year of one basis point or more and therefore we have not included AFFE in the fee table.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

INVESTMENT RESTRICTIONS (PAGE B-15)
-----------------------------------

5. COMMENT: Please revise this section to reflect the staff's position that only permitted investments in US Government securities (and its agencies and instrumentalities) and tax-exempt municipal obligations are excluded from a fund's industry concentration limitations.

     RESPONSE:   We  have  clarified  the  disclosure  of  the  Fund's  industry concentration policy on page B-15.


6.   COMMENT:   Please  delete  the  ninth  investment   restriction  as  it  is
     duplicative of the first investment restriction.

     RESPONSE: We have made the requested change.


INVESTMENT  ADVISORY  SERVICES - VANGUARD - DESCRIPTION  OF  COMPENSATION  (PAGE
--------------------------------------------------------------------------------
B-29)
-----


7. COMMENT: Please revise this sentence to reflect that only one of the Fund's portfolio managers is a Vanguard employee.

     RESPONSE: We have made the requested change.

Christian Sandoe, Esq.
Securiies and Exchange Commission
October 24, 2007
Page 3



GENERAL COMMENTS
----------------

8.   COMMENT:  Please  advise  if you have  submitted  or  expect  to  submit an
     exemptive   application  or  no-action  request  in  connection  with  your registration statement.

     RESPONSE: Vanguard does not intend to submit an exemptive application or no-action request in connection with the Trust's registration statement.


TANDY REQUIREMENTS
------------------

The Trust acknowledges that, with respect to the filing made by the Trust with the Commission and reviewed by the staff:

     o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

We hope the staff finds this letter and the revisions in Pre-Effective Amendment No. 2 responsive to the staff's comments on the initial filing of the Registration Statement.

Please contact me at (610) 503 5693 with any questions or comments regarding the above responses.


Sincerely,




Natalie S. Bej
Senior Counsel